EXHIBIT 99.9

CONSENT OF JERRY PERKINS

I hereby consent to the inclusion of references to my name and references to my review of the scientific and technical disclosure in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

Dated this 27th day of March, 2017.

/s/ Jerry Perkins
Name: Jerry Perkins